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February 26, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-7455

Post-Effective Amendment No. 107

Dear Ms. Dubey:

On February 21, 2020 a response letter was filed on behalf of Virtus Opportunities Trust (“Registrant”), in response to your telephonic comments on January 9, 2020, regarding the above-referenced post-effective amendment to the registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2019.

After further discussion we determined that it was cost prohibitive to amend the Registrant’s prospectus for all funds due to the need to file new summary prospectuses for each fund in that prospectus, so instead we intend to file a single fund prospectus for the current Virtus Rampart Alternatives Diversifier Fund (to be renamed Virtus Duff & Phelps Real Asset Fund) (“the Real Asset Fund”) incorporating the changes as discussed in the above-referenced post-effective amendment to registration statement on Form N-1A in the 485(b) filing and leave the statutory prospectus for the other funds unchanged except to note the removal of the Real Asset Fund from that document.

We note that our response to Comment 2 in the January 9, 2020, letter stated that an updated waiver agreement would be filed with the 485(b) registration statement to reflect the extension of the waiver arrangements to a date that was at least one year from the new prospectus date. Because we no longer intend to change the prospectus date for the other funds and instead have the Real Asset Fund have its own prospectus, we hereby withdraw that statement.

If you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ralph Summa

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